InZon Corporation

21st Floor, CMA Building No. 64

Connaught Road Central, Hong Kong

June 28, 2013

Larry Spirgel

Assistant Director

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	InZon Corporation Form 8-K Filed May 2, 2013 File No. 000-17345

Dear Mr. Spirgel:

As indicated in our correspondence dated June 11, 2013, we are in receipt of your letter dated May 29, 2013 to Mr. Bok Wong, our Chief Executive Officer, in regard to the above-referenced Form 8-K (the “Comment Letter”). We are in the process of responding to the comments of the staff of the Division of Corporation Finance contained in the Comment Letter.  However, we were unable to provide a complete response on or before June 26, 2013 as set forth in our initial letter (the “Due Date”).  Please accept this correspondence as our request for an extension of the Due Date to July 8, 2013.

Thank you for your attention to this matter.

Sincerely,

InZon Coporation

/s/ Bok Wong

Bok Wong

Chief Executive Officer